Form 10-K405, Exhibit 13
period 1996-12-31
COMPAQ COMPUTER CORP
filed 1997-02-27
CIK 714154

                                            1996     1995          1994         1993          1992        1991         1990
                                          ==================================================================================
STATEMENT OF INCOME
Sales                                     $18,109    $14,755  $ 10,866     $  7,191     $  4,100     $  3,271     $  3,599
Cost of sales                              13,913     11,367     8,139        5,493        2,905        2,053        2,058
                                          ----------------------------------------------------------------------------------
                                            4,196      3,388     2,727        1,698        1,195        1,218        1,541
                                          ----------------------------------------------------------------------------------
Selling, general and administrative
 expense                                    1,912      1,594     1,235          837          699          722          706
Research and development costs                407        270       226          169          173          197          186
Purchased in-process technology (1)                      241
Unrealized gain on investment in
 affiliated company                                                                                                    (34)
Other income and expense, net (2)               1         95        94           76           28          145           42
                                          ----------------------------------------------------------------------------------
                                            2,320      2,200     1,555        1,082          900        1,064          900
                                          ----------------------------------------------------------------------------------
Income before provision for income
 taxes                                      1,876      1,188     1,172          616          295          154          641
Provision for income taxes (3)                563        399       305          154           97           43          216
                                          ----------------------------------------------------------------------------------
Income from consolidated companies          1,313        789       867          462          198          111          425

Equity in net income of affiliated
 company                                                                                      15           20           30
                                          ----------------------------------------------------------------------------------
Net income                                $ 1,313    $   789  $    867     $    462     $    213     $    131     $    455
                                          ==================================================================================
Earnings per share (4)                    $  4.66    $  2.87  $   3.21     $   1.78     $   0.84     $   0.50     $   1.71
                                          ==================================================================================
Shares used in computing earnings
 per share (4)                              281.4      275.0     270.1        258.9        254.1        264.3        268.8
                                          ==================================================================================

FINANCIAL POSITION
Current assets                            $ 9,169    $ 6,527  $  5,158     $  3,291     $  2,318     $  1,782     $  1,688
Total assets                               10,526      7,818     6,166        4,084        3,142        2,826        2,718
Current liabilities                         3,852      2,680     2,013        1,244          960          638          644
Long-term debt                                300        300       300                                     73           74
Stockholders' equity                        6,144      4,614     3,674        2,654        2,006        1,931        1,859

OTHER INFORMATION
Income before provision for income
 taxes as a percentage of sales              10.4%       9.7%*    10.8%         8.6%         7.2%         4.7%        17.8%
Effective tax rate (3)                       30.0%      28.0%*    26.0%        25.0%        33.0%        28.0%        34.0%
Net income as a percentage of sales           7.2%       7.0%*     8.0%         6.4%         5.2%         4.0%        12.6%
Net income as a percentage of average
 total assets                                14.3%      14.7%*    16.9%        12.8%         7.1%         4.7%        18.9%
Net income as a percentage of average
 stockholders' equity                        24.4%      24.9%*    27.4%        19.8%        10.8%         6.9%        30.0%
Current ratio                                 2.4        2.4       2.6          2.6          2.4          2.8          2.6
Working capital                           $ 5,317    $ 3,847  $  3,145     $  2,047     $  1,358     $  1,144     $  1,044
Number of employees                        18,863     17,055    14,372       10,541        9,559       10,059       11,420

(1) Represents a $241 million ($.87 per share) non-recurring, non-tax deductible charge for purchased in-process technology in connection with acquisitions in 1995.
(2) Includes restructuring charges of $12 million, $87 million and $139 million in 1993, 1992 and 1991, respectively, and a realized gain on investment in affiliated company of $86 million in 1992.
(3) The Company's effective tax rate in 1996, 1995, 1994 and 1993 reflects the Company's decision to reinvest indefinitely a portion of the undistributed earnings of its Singaporean manufacturing subsidiary.
(4) All share and per share data have been adjusted to reflect the company's three-for-one and two-for-one stock splits in 1994 and 1990, respectively.

  * Excludes a $241 million ($.87 per share) non-recurring, non-tax deductible charge for purchased in-process technology in connection with acquisitions in 1995.



                                 C O M P A Q
24

Compaq Computer Corporation

                                                                        1989         1988       1987        1986
                                                                   ================================================
STATEMENT OF INCOME
Sales                                                                $  2,876    $  2,066     $  1,224    $    625
Cost of sales                                                           1,715       1,234          717         360
                                                                   ------------------------------------------------
                                                                        1,161         832          507         265
                                                                   ------------------------------------------------
Selling, general and administrative expense                               539         397          226         152
Research and development costs                                            132          75           47          27
Purchased in-process technology (1)
Unrealized gain on investment in affiliated company                       (13)        (10)          (4)
Other income and expense, net (2)                                          19           3           10           9
                                                                   ------------------------------------------------
                                                                          677         465          279         188
                                                                   ------------------------------------------------
Income before provision for income taxes                                  484         367          228          77
Provision for income taxes (3)                                            165         119           93          32
                                                                   ------------------------------------------------
Income from consolidated companies                                        319         248          135          45

Equity in net income of affiliated company                                 14           7            1          (2)
                                                                   ------------------------------------------------
Net income                                                           $    333    $    255     $    136    $     43
                                                                   ================================================
Earnings per share (4)                                               $   1.29    $   1.04     $   0.59    $   0.22
                                                                   ================================================
Shares used in computing earnings per share (4)                         264.3       252.9        235.8       210.0
                                                                   ================================================

FINANCIAL POSITION
Current assets                                                       $  1,312    $  1,114     $    681    $    260
Total assets                                                            2,090       1,590          901         378
Current liabilities                                                       563         479          342         119
Long-term debt                                                            274         275          149          73
Stockholders' equity                                                    1,172         815          400         183

OTHER INFORMATION
Income before provision for income taxes as a percentage of sales        16.8%       17.8%        18.6%       12.3%
Effective tax rate (3)                                                   34.0%       32.0%        41.0%       42.0%
Net income as a percentage of sales                                      11.6%       12.3%        11.1%        6.9%
Net income as a percentage of average total assets                       18.1%       20.5%        21.3%       12.5%
Net income as a percentage of average stockholders' equity               33.5%       42.0%        46.7%       26.9%
Current ratio                                                             2.3         2.3          2.0         2.2
Working capital                                                      $    749    $    635     $    339    $    141
Number of employees                                                     9,539       6,503        4,052       2,209



                                 C O M P A Q
                                                                             25

Compaq Computer Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements.

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, selected consolidated financial data for each of the three years in the period ended December 31.


Year ended December 31,                          1996         1995       1994
===============================================================================

Sales                                             100.0%     100.0%     100.0%
Cost of sales                                      76.8       77.0       74.9
                                                -------------------------------
Gross margin                                       23.2       23.0       25.1
                                                -------------------------------
Selling, general and administrative expense        10.6       10.8       11.4
Research and development costs                      2.2        1.8        2.1
Purchased in-process technology (1)                            1.6
Other income and expense, net                                  0.7        0.8
                                                -------------------------------
                                                   12.8       14.9       14.3
                                                -------------------------------
Income before provision for income taxes           10.4%       8.1%      10.8%
                                                ===============================


(1) Represents impact of a $241 million ($.87 per share) non-recurring, non-tax deductible charge for purchased in-process technology in connection with acquisitions in 1995.

SALES

Sales for 1996 increased approximately $3.4 billion or 23% over the prior year as compared with an increase of $3.9 billion or 36% in 1995 from 1994. North American sales, which include Canada, increased 33% during 1996, compared with an increase of 33% in 1995 from 1994. International sales, excluding Canada, represented 47% of total sales in 1996 as compared with 51% in 1995 and 50% in 1994. European sales increased 12% during 1996 compared to an increase of 40% in 1995 from 1994. Other international sales, excluding Canada, increased 17% during 1996, compared with an increase of 37% in 1995 from 1994. We believe that the lower rates of growth in Europe were related to lower market growth in this region. Certain other international markets also experienced adverse market conditions. The Japanese market in particular experienced a very aggressive pricing environment throughout 1996.

The personal computer industry is highly competitive and marked by frequent product introductions, continual improvement in product price/performance characteristics and a large number of competitors. Approximately



                                 C O M P A Q
26

Compaq Computer Corporation



76% of Compaq's CPU sales in 1996 were derived from products introduced in 1996. These new products have been designed to allow us to achieve low product costs while maintaining the quality and reliability for which our products have been known, thereby increasing our ability to compete on price and value.

The significant increase in sales in 1996 stemmed primarily from an increase in the number of units sold and an increase in sales of options associated with CPU products. In 1996 Compaq's worldwide unit sales increased 22% while they increased 20% in 1995. The 1996 increase included a 25% expansion in unit sales of commercial CPU products, an 11% increase for consumer CPU products and a 33% increase for enterprise CPU products. According to third-party estimates, worldwide unit sales of personal computers increased approximately 16% to 18% in 1996 in contrast to a 25% to 26% increase in 1995. Competition continues to have a significant impact on prices of our products, especially those aimed at the consumer market, and additional pricing actions may occur as we attempt to maintain our competitive mix of price/performance characteristics. We attempt to mitigate the effect of any pricing actions through implementation of design-to-cost goals, the aggressive pursuit of reduced component costs, manufacturing efficiencies and control of operating expenses.

GROSS MARGIN

Gross margin as a percentage of sales was 23.2% in 1996, up slightly from 23.0% in 1995 and down from 25.1% in 1994. The increase in gross margins from 1995 primarily resulted from the introduction of significant new products with higher margins, cost savings due to improvements in logistics and overall better asset management. Compaq operates in a very aggressive pricing environment that will continue to put pressure on gross margins. Despite this pressure, we expect that the combination of changes in product mix, continued improvements in logistics and asset management, reductions in the cost of materials, and higher margins on new products should allow Compaq to improve its gross margin levels in 1997.

OPERATING EXPENSES

Research and development costs increased 51% in absolute dollars (to $407 million from $270 million) and as a percentage of sales (to 2.2% from 1.8%) in 1996 as compared to 1995. Because the personal computer industry is characterized by rapid product cycles and price cuts on older products, we believe that our long-term success is directly related to our ability to bring new products to market on a timely basis and to reduce the costs of new and existing products. Accordingly, we are committed to continuing a significant research and development program, and research and development costs are likely to increase in absolute dollars in 1997.

Selling, general and administrative expense increased 20% in absolute dollars in 1996 while slightly declining as a percentage of sales. The decrease as a percentage of sales reflects our ongoing efforts to manage operating expense growth relative to sales and gross margin levels. The increase in the amount of expense resulted from domestic and international selling expense associated with higher unit volumes as well as expense incurred in connection with the introduction of new products, the entry into new markets, the expansion of distribution channels and a greater emphasis on customer service and technical support.We anticipate that in 1997 selling, general and administrative expense will increase in absolute dollars as Compaq supports significant new product


                                 C O M P A Q
                                                                             27

Compaq Computer Corporation


introductions, expands into new markets and increases investment in the area of service and support, especially in support of Compaq's enterprise business.

OTHER ITEMS

In 1996, interest and dividend income, net of interest expense, was $22 million, compared to net interest expense of $46 million and $49 million in 1995 and 1994, respectively. Compaq had net interest income in 1996 compared to net interest expense in 1995 due to an increase in interest and dividend income associated with higher cash balances throughout 1996.

The translation gains and losses relating to the financial statements of Compaq's international subsidiaries, net of offsetting gains and losses associated with hedging activities relating to the net monetary assets of these subsidiaries, are included in other income and expense and resulted in net losses of $14 million, $33 million and $46 million in 1996, 1995 and 1994, respectively.

In 1995, Compaq recorded a charge associated with its purchase of NetWorth, Inc., Thomas-Conrad Corporation and another smaller company. The aggregate non-recurring, non-tax deductible charge for purchased in-process technology totaled $241 million.

Compaq's effective tax rate was 30% in 1996, 34% in 1995 and 26% in 1994. Compaq's tax rate increased in 1995 due to a non-tax deductible charge associated with acquisitions and a decline in the ratio of earnings derived from Singaporean manufacturing activities to total earnings. The proportion of Compaq's Singaporean earnings continued to decline in 1996, bringing the rate to 30%.We anticipate that Compaq's worldwide profits will increase and the proportion of our Singaporean earnings will continue to decline in 1997 and, as a result, we estimate that Compaq's effective tax rate in 1997 will be approximately 32%. Note 8 of the Notes to Consolidated Financial Statements describes the dependence of Compaq's effective tax rate on the mix of earnings from its Singaporean manufacturing subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

During 1996, Compaq's working capital increased to $5.3 billion compared to $3.8 billion at December 31, 1995.

Compaq's cash, cash equivalents and short-term investments increased to $4.0 billion at December 31, 1996, from $745 million at December 31, 1995, primarily due to positive cash flow from operating activities and better management of inventory, accounts receivable and accounts payable. Accounts receivable increased to $3.2 billion at December 31, 1996, from $3.1 billion at December 31, 1995, primarily as a result of higher sales levels offset by improved accounts receivable management.





                                 C O M P A Q
28

Compaq Computer Corporation



Inventory levels decreased to $1.2 billion from $2.2 billion during that period. The decrease in inventory resulted from improvements in production planning and continuing logistical reengineering. Inventory turns increased to
8.4 in 1996, from 5.5 in 1995.

Cash used in 1996 for the purchase of property, plant and equipment totaled $342 million. We estimate that capital expenditures for land, buildings and equipment during 1997 will be $505 million. Compaq has committed for only a small portion of such amounts and the actual level of spending will depend on a variety of factors, including general economic conditions and Compaq's business.

We currently expect to fund expenditures for capital requirements as well as liquidity needs from a combination of available cash balances, internally generated funds and financing arrangements. Compaq from time to time may borrow funds for actual or anticipated funding needs or because it is economically beneficial to borrow funds instead of repatriating funds in the form of dividends from Compaq's foreign subsidiaries. In October 1996, Compaq entered into agreements for a $1.5 billion syndicated credit facility (of which $500 million expires in October 1997 and $1 billion expires in October 2001) that remains unused at December 31, 1996. Compaq has established a commercial paper program, supported by the syndicated credit facility, which was unused at December 31, 1996. We believe that these sources of credit provide sufficient financial flexibility to meet future funding requirements. We continually evaluate the need to establish other sources of working capital and will pursue those we consider appropriate based upon Compaq's needs and market conditions.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Compaq participates in a highly volatile industry that is characterized by fierce industry-wide competition for market share. Industry participants confront aggressive pricing practices, continually changing customer demand patterns, growing competition from well-capitalized high technology and consumer electronics companies and rapid technological development carried out in the midst of legal battles over intellectual property rights. In accordance with the provisions of the Private Securities Litigation Reform Act of 1995, the cautionary statements set forth below discuss important factors that could cause actual results to differ materially from the projected results contained in the forward-looking statements in this report.


COMPETITIVE ENVIRONMENT. We expect the computer market in 1997 to expand in line with third party research organizations' forecasts of unit growth in the range of 17% to 20%.We have programs and products focused on meeting market demand and gaining market share profitably. Competition remains fierce with a large number of competitors vying for market share. We will build on our profitable PC market share growth by continuing to expand our product offerings. Several of our suppliers also manufacture and market computers or motherboards, which contain the microprocessor and other internal operating components of industry-standard architecture computers. In addition, a number of large consumer electronics companies are entering the PC market. Each of these companies may be willing to accept lower profit margins to win market share.



                                 C O M P A Q

Compaq Computer Corporation



GROSS MARGIN PRESSURES AND OPERATING EXPENSES. Despite quarterly fluctuations, we remain focused on achieving annual gross margins between 23% and 25%. Our ability to continue to achieve this gross margin target and to hold operating expense as a percentage of sales at the 1996 level depends upon a variety of competitive and market factors and is subject to the other risks set forth in this report.

INVENTORY. We anticipate that Compaq's inventory turns, which increased to 8.4 in 1996 from 5.5 in 1995, will continue to increase in 1997. These increases are a result of improved product cycle management and other efficiencies accompanying the reengineering of certain internal processes. In the event of a drop in worldwide demand for PC products, lower than anticipated demand for one or more of our products, difficulties in managing product transitions or component pricing movements that affect the value of raw material inventory, there could be an adverse impact on inventory, cash and related profitability.

RAPID TECHNOLOGY CYCLES. We believe the computer industry will continue to drive rapid technology cycles. In planning product transitions, we evaluate the speed at which customers are likely to switch to newer products. The contrast between prices of old and new products, which is related to component costs, is a critical variable in predicting customer decisions to move to the next generation of products. Because of the lead times associated with Compaq's volume production, should we be unable to gauge the rate of product transitions accurately, inventory levels, cash and profitability could be negatively affected.

PRODUCT TRANSITIONS. In each product cycle, we confront the risk of delays in production that could impact sales of newer products while we manage the inventory of older products and facilitate the sale of older inventory held by resellers. To ease product transitions, we carry out pricing actions and marketing programs to raise sales in reseller channels. Compaq provides currently for estimated product returns and price protection that may occur under programs Compaq has with its resellers and under floor planning arrangements with third-party finance companies. Should we be unable to sell the inventory of older products at anticipated prices or if dealers hold higher than expected amounts of inventory subject to price protection at the time of planned price reductions, there could be a resulting adverse impact on sales, gross margins and profitability.

REENGINEERING IMPLEMENTATION. We continue to expand manufacturing capacity as well as reengineer internal processes to support continued growth. During 1997, we continue to focus on making our business processes more efficient in order to increase customer satisfaction, improve productivity and lower costs. In the event of a delay in reengineering implementation, there could be an adverse impact on inventory, cash and related profitability. In connection with our reengineering efforts, we are moving many of our systems from a legacy environment of proprietary systems to client-server architectures. Should our transition to new systems not occur in a smooth and orderly manner, Compaq could experience disruptions in operations, which could have an adverse financial impact.


                                 C O M P A Q
30

Compaq Computer Corporation


ALLIANCE AND ACQUISITION STRATEGY. Because of the rapid pace of technological advances in information technology, Compaq must introduce on a timely basis new products offering competitive features that appeal to a wide variety of customers. We believe that our alliance and acquisition strategies enable us to provide best-in-class solutions while expanding offerings of complementary products. In our acquisition activities, we confront significant challenges in retaining key employees and reconciling diverse corporate cultures, synchronizing product roadmaps and business processes and integrating logistics, marketing, product development and manufacturing operations to achieve greater efficiencies. In developing business plans based on an alliance model, we must rely on the performance of third parties, many of whom may compete with Compaq in other parts of their businesses. In addition, particularly in offering full enterprise computing solutions for our customers through an alliance model, we compete against businesses that are vertically integrated and offer customers the convenience of dealing with only one vendor for their enterprise-wide systems. Customers' willingness to adopt Compaq's more cost-effective solution will depend upon the reputation for reliability and support that we and our business allies earn in this area.

TECHNOLOGY STANDARDS. Participants in the computer industry generally rely on the creation and implementation of technology standards to win the broadest market acceptance for their products. We must successfully manage and participate in the development of standards while continuing to differentiate our products in a manner valued by customers. While industry participants generally accept, and may encourage, the use of their intellectual property by third parties under license, when intellectual property owned by competitors or suppliers becomes accepted as an industry standard, Compaq must obtain a license, purchase components utilizing such technology from the owners of such technology or their licensees or otherwise acquire rights to use such technology, which could result in increased costs. In addition, delays in access to technology developed by competitors and suppliers could slow the design and manufacture of components and subsystems that distinguish our products.

PRODUCTION FORECASTS. In managing production, we must forecast customer demand for our products. Should we underestimate the supplies needed to meet demand, Compaq could be unable to meet customer demand. Should we overestimate the supplies needed to meet customer demand, Compaq's cash and profitability could be adversely affected. Many of the components used in our products, particularly microprocessors and memory, experience steep price declines over their product lives. If we are unable to manage purchases and utilization of such components efficiently to maintain low inventory levels immediately prior to major price declines, Compaq could be unable to take immediate advantage of such declines to lower product costs, which could adversely affect Compaq's sales and gross margins. In addition, certain of our products are manufactured by third-party original equipment manufacturers, which could fail to respond in a timely manner to purchase orders or could fail to meet quality standards. We attempt to maintain tight control over production by third-party original equipment manufacturers to ensure that these products comply with Compaq's standards and schedule.

PRODUCT DISTRIBUTION. Certain of our competitors focus their efforts on direct end user sales and support and are generating competitive pricing pressures on the traditional indirect model. Today, Compaq products are



                                 C O M P A Q

Compaq Computer Corporation



manufactured at a lower cost than direct manufacturers, however, total delivered cost through the indirect channel is sometimes higher. We are addressing the issue of total delivered cost through several measures designed to reduce costs, including the implementation of "build to order" and "configure to order" delivery models and the modification of business processes to reduce finished goods inventories and speed product delivery to customers and other improvements to ensure that our products have the lowest cost of ownership in the computer industry. We are exploring a variety of ways to market our products to different types of customers.

CREDIT RISKS. Compaq's primary means of distribution remains third-party resellers. We continually monitor and manage the credit Compaq extends to resellers and attempt to limit credit risks by broadening distribution channels, utilizing certain risk transfer instruments and obtaining security interests. Compaq's business could be adversely affected in the event that the financial condition of third-party computer resellers worsens. Upon the financial failure of a major reseller, Compaq could experience disruptions in distribution as well as the loss of the unsecured portion of any outstanding accounts receivable. Geographic expansion, particularly the expansion of manufacturing operations in developing countries, such as Brazil and China, and the expansion of sales into economically and politically volatile areas such as China, Hong Kong, Latin America and Eastern Europe, subjects Compaq to a number of economic and other risks, such as currency devaluation, expropriation and financial instability among resellers in these regions. Compaq generally has experienced longer accounts receivable cycles in emerging markets, in particular China and Latin America, when compared to U.S. and European markets. In the event that accounts receivable cycles in these developing markets lengthen further or one or more of Compaq's larger resellers in these regions fail, Compaq could be adversely affected. We continue to evaluate Compaq's business operations in these regions and attempt to take measures to limit risks in these areas.

CURRENCY AND HEDGING RISKS. The value of the U.S. dollar continues to affect Compaq's financial results. The functional currency for Compaq's international subsidiaries is the U.S. dollar. When the U.S. dollar strengthens against other currencies, sales made in those currencies translate into lower sales in U.S. dollars; when the U.S. dollar weakens, sales made in local currencies translate into higher sales in U.S. dollars. Correspondingly, costs and expenses incurred in non-U.S. dollar currencies increase when the U.S. dollar weakens and decline when the U.S. dollar strengthens. Accordingly, changes in exchange rates may positively or negatively affect Compaq's sales (as expressed in U.S. dollars), gross margins and operating expenses, and Compaq's results of operations can be significantly affected in the short term by fluctuations in foreign currency exchange rates. Compaq engages in hedging programs aimed at limiting in part the impact of currency fluctuations. Through these programs, Compaq hedges its non-U.S. dollar net monetary assets primarily through the use of forward exchange contracts. For certain markets, particularly Latin America, we have determined that ongoing hedging of non-U.S. dollar net monetary assets is not cost effective and instead attempt to minimize currency exposure risk through working capital management. There can be no assurance that such an approach will be successful, especially in the event of a significant and sudden decline in the value of local currencies. From time to time Compaq purchases foreign currency option contracts as well as short-term forward exchange contracts to protect against currency exchange risks associated with the anticipated sales of Compaq's international marketing


                                 C O M P A Q
32

Compaq Computer Corporation


subsidiaries, principally in Europe and Japan. These instruments provide only limited protection against currency exchange risks. We vary the percentage of anticipated sales that we attempt to protect against currency exchange risks based upon our judgment of currency markets and the costs of these instruments, and in some markets, particularly in developing areas, our ability to utilize such instruments is limited. If we overestimate the hedging amount needed to protect anticipated sales during a period in which the dollar weakens or underestimate the hedging amount during a period when the dollar strengthens, Compaq could incur expense that would not be balanced by the impact of exchange rate movements on sales. All currency contracts that are entered into by Compaq are components of our hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure, not for speculation. Although Compaq maintains these programs to reduce the impact of changes in currency exchange rates, when the U.S. dollar sustains a strengthening position against currencies in which Compaq sells products or a weakening exchange rate against currencies in which Compaq incurs costs, particularly the Japanese yen, Compaq's sales or costs are adversely affected.

TAX RATE. Compaq's tax rate is heavily dependent upon the proportion of earnings that are derived from its Singaporean manufacturing subsidiary and our ability to reinvest those earnings permanently outside the U.S. If the earnings of this subsidiary as a percentage of Compaq's total earnings were to decline significantly from anticipated levels, or should our ability to reinvest these earnings be reduced, Compaq's effective tax rate would exceed the currently estimated 32% rate for 1997. In addition, should Compaq's intercompany transfer pricing with respect to its Singaporean manufacturing subsidiary require significant adjustment due to audits or regulatory changes, Compaq's overall effective tax rate could increase.

STOCK PRICE. Compaq's participation in a highly dynamic industry often results in significant volatility of its stock price. The factors identified in the preceding paragraphs, as well as changes in revenue or earnings estimates by the investment community and speculation in the press or investment community, are among the factors affecting Compaq's stock price. In addition, the stock price may be affected by general market conditions and other variables that are unrelated to Compaq's performance. Past financial performance should not be considered to be a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.




                                 C O M P A Q

Compaq Computer Corporation

CONSOLIDATED BALANCE SHEET


December 31, In millions, except par value                                        1996      1995
====================================================================================================
ASSETS
Current assets:
  Cash and cash equivalents                                                       $ 2,920   $   745
  Short-term investments                                                            1,073
  Accounts receivable, less allowance of $227 and $100                              3,168     3,141
  Inventories                                                                       1,152     2,156
  Deferred income taxes                                                               761       365
  Other current assets                                                                 95       120
                                                                                  ------------------
      Total current assets                                                          9,169     6,527
Property, plant and equipment, less accumulated depreciation                        1,172     1,110
Other assets                                                                          185       181
                                                                                  ------------------
                                                                                  $10,526   $ 7,818
                                                                                  ==================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                $ 1,962   $ 1,379
  Income taxes payable                                                                322       190
  Other current liabilities                                                         1,568     1,111
                                                                                  ------------------
      Total current liabilities                                                     3,852     2,680
                                                                                  ------------------
Long-term debt                                                                        300       300
                                                                                  ------------------
Deferred income taxes                                                                 230       224
                                                                                  ------------------
Commitments and contingencies (Note 11)
Stockholders' equity:
  Preferred stock, $.01 par value (authorized: 10 million shares; issued: none)
  Common stock and capital in excess of $.01 par value
      (authorized: 1 billion shares; issued and outstanding:
      273.6 million shares at December 31, 1996 and
      267.1 million shares at December 31, 1995)                                    1,107       890
  Retained earnings                                                                 5,037     3,724
                                                                                  ------------------
      Total stockholders' equity                                                    6,144     4,614
                                                                                  ------------------
                                                                                  $10,526   $ 7,818
                                                                                  ==================

The accompanying notes are an integral part of these financial statements.




                                 C O M P A Q
34

Compaq Computer Corporation




CONSOLIDATED STATEMENT OF INCOME

Year ended December 31,
In millions, except per share amounts                1996      1995      1994
===============================================================================
Sales                                              $18,109   $14,755   $10,866
Cost of sales                                       13,913    11,367     8,139
                                                   ----------------------------
                                                     4,196     3,388     2,727
                                                   ----------------------------

Selling, general and administrative expense          1,912     1,594     1,235
Research and development costs                         407       270       226
Purchased in-process technology                                  241
Other income and expense, net                            1        95        94
                                                   ----------------------------
                                                     2,320     2,200     1,555
                                                   ----------------------------
Income before provision for income taxes             1,876     1,188     1,172
Provision for income taxes                             563       399       305
                                                   ----------------------------
Net income                                         $ 1,313   $   789   $   867
                                                   ============================

Earnings per common and common equivalent share:
    Primary                                        $  4.72   $  2.88   $  3.23
                                                   ============================
    Assuming full dilution                         $  4.66   $  2.87   $  3.21
                                                   ============================

Shares used in computing earnings per common
  and common equivalent share:
    Primary                                          278.3     273.6     268.6
                                                   ============================
    Assuming full dilution                           281.4     275.0     270.1
                                                   ============================


The accompanying notes are an integral part of these financial statements.





                                 C O M P A Q

Compaq Computer Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended December 31, In millions                             1996        1995        1994
===============================================================================================

Cash flows from operating activities:
   Cash received from customers                               $ 17,939    $ 13,910    $  9,986
   Cash paid to suppliers and employees                        (13,639)    (12,437)     (9,778)
   Interest and dividends received                                 110          53          22
   Interest paid                                                   (91)       (100)        (65)
   Income taxes paid                                              (911)       (543)       (319)
                                                              ---------------------------------
     Net cash provided by (used in) operating activities         3,408         883        (154)
                                                              ---------------------------------
Cash flows from investing activities:
   Purchases of property, plant and equipment, net                (342)       (391)       (357)
   Purchases of short-term investments                          (1,401)
   Proceeds from short-term investments                            328
   Acquisition of businesses, net of cash acquired                 (22)       (318)
   Other, net                                                      (26)          6         (51)
                                                              ---------------------------------
     Net cash used in investing activities                      (1,463)       (703)       (408)
                                                              ---------------------------------
Cash flows from financing activities:
   Issuance of common stock pursuant to stock option plans         112          79         100
   Tax benefit associated with stock options                        91          60          53
   Issuance of long-term debt                                                              300
                                                              ---------------------------------
     Net cash provided by financing activities                     203         139         453
                                                              ---------------------------------
Effect of exchange rate changes on cash                             27         (45)        (47)
                                                              ---------------------------------
     Net increase (decrease) in cash and cash equivalents        2,175         274        (156)
Cash and cash equivalents at beginning of year                     745         471         627
                                                              ---------------------------------
Cash and cash equivalents at end of year                      $  2,920    $    745    $    471
                                                              =================================

Reconciliation of net income to net cash provided by
   (used in) operating activities:
   Net income                                                 $  1,313    $    789    $    867
     Depreciation and amortization                                 285         214         169
     Provision for bad debts                                       155          43          36
     Purchased in-process technology                                           241
     Deferred income taxes                                        (371)        (17)       (184)
     Loss on disposal of assets                                      5           2           2
     Exchange rate effect                                           14          33          46
     Increase in accounts receivable                              (210)       (863)       (926)
     Decrease (increase) in inventories                          1,004        (135)       (882)
     Decrease (increase) in other current assets                     5         (41)        (55)
     Increase in accounts payable                                  586         479         248
     Increase (decrease) in income taxes payable                   131         (61)        173
     Increase in other current liabilities                         491         199         352
                                                              ---------------------------------
        Net cash provided by (used in) operating activities   $  3,408    $    883    $   (154)
                                                              =================================


The accompanying notes are an integral part of these financial statements.




                                 C O M P A Q
36

Compaq Computer Corporation

Supplemental Cash Flow Information


Year ended December 31, In millions                                      1995
===============================================================================
Acquisitions (Note 2)
  Fair value of assets acquired                                         $ 432
  Liabilities assumed                                                     (69)
  Stock issued                                                            (12)
  Options assumed                                                         (14)
                                                                        -------
     Cash paid                                                            337
  Less cash acquired                                                      (19)
                                                                        -------
     Net cash paid for acquisitions                                     $ 318
                                                                        =======




CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                        Common stock
                                                   --------------------------
                                                                Par value
                                                   Number of  and capital in  Retained
In millions, except number of shares in thousands   shares    excess of par   earnings  Total
===============================================================================================

BALANCE, DECEMBER 31, 1993                           253,043          $  586    $2,068  $2,654
  Issuance pursuant to stock option plans              7,994             100               100
  Tax benefit associated with stock options                               53                53
  Net income                                                                       867     867
                                                   --------------------------------------------
BALANCE, DECEMBER 31, 1994                           261,037             739     2,935   3,674
  Issuance pursuant to stock option plans              5,792              79                79
  Issuance pursuant to business acquired                 241              12                12
  Tax benefit associated with stock options                               60                60
  Net income                                                                       789     789
                                                   --------------------------------------------
BALANCE, DECEMBER 31, 1995                           267,070             890     3,724   4,614
  Issuance pursuant to stock option plans              6,502             126               126
  Tax benefit associated with stock options                               91                91
  Net income                                                                     1,313   1,313
                                                   --------------------------------------------
BALANCE, DECEMBER 31, 1996                           273,572          $1,107    $5,037  $6,144
                                                   ============================================


The accompanying notes are an integral part of these financial statements.



                                 C O M P A Q

Compaq Computer Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS - Compaq Computer Corporation (the "Company") designs, develops, manufactures and markets a wide range of computing products, including desktop computers, portable computers, workstations, communications products and tower PC servers and peripheral products that store and manage data in network environments. The Company markets its products primarily to business, home, government and education customers. The Company operates in one principal industry segment across geographically diverse markets.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Compaq Computer Corporation and its subsidiaries. All significant intercompany transactions have been eliminated.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, commercial paper and other investments having maturities of three months or less at date of acquisition and are reflected as such for purposes of reporting cash flows. Cash equivalents are stated at cost which approximates fair value.

SHORT-TERM INVESTMENTS - Short-term investments include certificate of deposits, commercial paper and other investments having maturities longer than three months at date of acquisition. For reporting purposes, such investments are stated at cost which approximates fair value.

INVENTORIES - Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of the related assets, which are 30 years for buildings and range from three to ten years for equipment. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the life of the related lease.

LONG-LIVED ASSETS - In accordance with Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company reviews



                                 C O M P A Q
38

Compaq Computer Corporation



for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under FAS 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company.

PURCHASED TECHNOLOGY, OTHER INTANGIBLE ASSETS AND GOODWILL - Purchased technology, other intangible assets including licenses and trademarks and goodwill are included in other assets and are carried at cost less accumulated amortization, which is being provided on a straight-line basis over the economic lives of the respective assets, generally three to seven years. Accumulated amortization was $26 million and $2 million at December 31, 1996 and 1995, respectively.

SALES RECOGNITION - The Company recognizes sales at the time products are shipped to its customers. Provision is made currently for estimated product returns and price protection which may occur under programs the Company has with its customers and under floor planning arrangements with third-party finance companies.

POST SALES SUPPORT AND WARRANTY EXPENSE - The Company provides currently for the estimated cost that may be incurred for post sales support and product warranties.

ADVERTISING COSTS - Advertising costs are charged to operations when incurred. The cost of direct-response advertising is not significant. Advertising expenses for 1996, 1995 and 1994 were $156 million, $201 million and $193 million, respectively.

FOREIGN CURRENCY - The Company uses the U.S. dollar as its functional currency. Financial statements of the Company's foreign subsidiaries are translated to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Sales and other expense elements are translated at rates that approximate the rates in effect on the transaction dates. Gains and losses from this process are included in the Company's consolidated statement of income.

The Company hedges certain portions of its foreign currency exposure primarily through the use of forward contracts and option contracts. Generally, gains and losses associated with currency rate changes on forward contracts are recorded currently, while the interest element is recognized over the life of each contract. However, to the extent such contracts hedge a commitment for capital expenditures or inventory purchases, no gains or losses are recognized and the rate at the time the hedge is made is, effectively, the rate used to determine the U.S. dollar value of the asset when it is recorded.

From time to time the Company hedges a portion of its anticipated but not firmly committed sales of its international marketing subsidiaries using purchased foreign currency options. Realized and unrealized gains and the net premiums on these options are deferred and recognized as a component of sales in the same period that the


                                 C O M P A Q
                                                                             39

Compaq Computer Corporation



related sales occur. In addition, at times the Company utilizes forward contracts to protect the Company from the effects of currency fluctuations on anticipated but not firmly committed sales which are expected to occur within a three-month period. These forward contracts do not extend beyond the end of any quarter or year.

INCOME TAXES - The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

EARNINGS PER SHARE - Primary earnings per common and common equivalent share and earnings per common and common equivalent share assuming full dilution are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock pursuant to the treasury stock method.

STOCK-BASED COMPENSATION - The Company adopted Statement of Financial Accounting Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and has provided in Note 9 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

RECENT PRONOUNCEMENT - In 1996 Financial Accounting Standards No. 125 (FAS 125) Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities was issued. FAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company will adopt FAS 125 in 1997. Adoption of FAS 125 is not expected to have a material effect on the Company's consolidated financial position or operating results.

RECLASSIFICATIONS - Certain amounts have been reclassified to conform to the 1996 presentation.

NOTE 2 - ACQUISITIONS:

During 1995 the Company acquired two companies that develop, manufacture, and supply fast ethernet hubs, switches and related products, and a small software company. The aggregate purchase price of $386 million consisted of the assumption of certain stock options, the issuance of 240,622 shares of Compaq common stock and $359 million in cash of which $22 million was paid in 1996.

The acquisitions were accounted for as purchases and, accordingly, the operating results of the acquired businesses and the estimated fair market values of the acquired assets and liabilities were included in the Company's consolidated financial statements from the dates of acquisition. The aggregate purchase price plus $5 million of costs directly attributable to the completion of the acquisitions, has been allocated to the assets and liabilities



                                 C O M P A Q
40
acquired. The aggregate purchase price included $241 million which represented the value of in-process technology that had not yet reached technological feasibility and had no alternative future use. This amount was expensed in the Company's consolidated statement of income during the fourth quarter of 1995. In addition, the aggregate purchase price included $126 million representing purchased technology, other identifiable intangibles and goodwill which have been included in other assets.

The following summary, prepared on a pro forma basis, reflects the Company's operating results as if these entities had been acquired as of the beginning of the periods presented. The summary includes the impact of certain adjustments such as goodwill amortization and estimated changes in interest income due to cash outlays associated with the transactions and the related income tax effects thereof:


Year ended December 31, (unaudited)
In millions, except per share amounts                1995               1994
=============================================================================

Sales                                               $14,849          $10,978
Net income                                              992              837
Net income per share                                   3.61             3.10


The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the periods presented. In addition, they are not intended to be a forecast of future results and do not reflect any synergies that might be achieved from the combined operations.

NOTE 3 - INVENTORIES:

Inventories consisted of the following components:


December 31, In millions                              1996             1995
============================================================================

Raw material and work-in-process                    $  552            $1,043
Finished goods                                         600             1,113
                                                    ------------------------
                                                    $1,152            $2,156
                                                    ========================




                                 C O M P A Q

Compaq Computer Corporation

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are summarized below:

December 31, In millions                               1996          1995
============================================================================
Land                                                 $   72         $   72
Buildings                                               626            565
Machinery and equipment                               1,257          1,067
Furniture and fixtures                                   91             78
Leasehold improvements                                   62             57
Construction-in-progress                                111            142
                                                     ----------------------
                                                      2,219          1,981
Less accumulated depreciation                         1,047            871
                                                     ----------------------
                                                     $1,172         $1,110
                                                     ======================


Interest aggregating $8 million, $7 million and $3 million was capitalized and added to the cost of the Company's property, plant and equipment in 1996, 1995 and 1994, respectively.

Depreciation expense totaled $262 million, $214 million and $168 million in 1996, 1995 and 1994, respectively.

NOTE 5 - OTHER CURRENT LIABILITIES:

The estimated costs which may be incurred for post sales support and product warranties of $469 million and $347 million were included in other current liabilities at December 31, 1996 and 1995, respectively.

NOTE 6 - CREDIT AGREEMENTS AND FINANCING ARRANGEMENTS:

In October 1996, the Company entered into agreements for a $1.5 billion syndicated credit facility (of which $500 million expires in October 1997 and $1 billion expires in October 2001) that remains unused at December 31, 1996. The Company has a $750 million commercial paper program, which is supported by the $1.0 billion portion of the syndicated credit facility. No commercial paper was outstanding at December 31, 1996.

In March 1994, the Company issued $300 million in senior notes, including $150 million 6 1/2% notes due March 15, 1999 and $150 million 7 1/4% notes due March 15, 2004. Interest on the notes is payable semiannually on March 15 and September 15 of each year. The notes are not redeemable prior to maturity and are not entitled to any sinking fund.




                                 C O M P A Q
42

Compaq Computer Corporation

NOTE 7 - OTHER INCOME AND EXPENSE:

Other income and expense consisted of the following components:


Year ended December 31, In millions                         1996            1995            1994
=================================================================================================

Interest and dividend income                               $(110)          $ (53)          $ (22)
Interest expense (income) associated with hedging             (3)             18               9
Other interest expense                                        91              81              62
Currency losses, net                                          14              33              46
Other, net                                                     9              16              (1)
                                                           --------------------------------------
                                                           $   1           $  95           $  94
                                                           ======================================

NOTE 8 - PROVISION FOR INCOME TAXES:

The components of income before provision for income taxes were as follows:

Year ended December 31, In millions                           1996          1995          1994
================================================================================================
Domestic                                                    $ 1,016        $   500       $   566
Foreign                                                         860            688           606
                                                            -------------------------------------
                                                            $ 1,876        $ 1,188       $ 1,172
                                                            =====================================


The provision for income taxes charged to operations was as follows:


Year ended December 31, In millions                          1996           1995              1994
=====================================================================================================

Current tax expense
  U.S. federal                                              $ 672             $ 274             $ 303
  State and local                                              33                11                 7
  Foreign                                                     202               142               134
                                                            ------------------------------------------
     Total current                                            907               427               444
                                                            ------------------------------------------
Deferred tax expense
  U.S. federal                                               (308)               (8)             (114)
  State and local                                             (15)               (2)               (6)
  Foreign                                                     (21)              (18)              (19)
                                                            ------------------------------------------
     Total deferred                                          (344)              (28)             (139)
                                                            ------------------------------------------
     Total provision                                        $ 563             $ 399             $ 305
                                                            ==========================================




                                 C O M P A Q
                                                                             43

Compaq Computer Corporation


Total income tax expense for 1996, 1995 and 1994 resulted in effective tax rates of 30%, 34% and 26%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows:


Year ended December 31, In millions              1996      1995     1994
=========================================================================

Tax expense at U.S. statutory rate               $ 656    $ 416    $ 410
Foreign tax effect, net                           (109)     (79)     (97)
Non-deductible purchased in-process technology               85
Other, net                                          16      (23)      (8)
                                                 ------------------------
                                                 $ 563    $ 399    $ 305
                                                 ========================



In connection with the acquisitions that occurred during 1995, the Company expensed $241 million for a non-recurring, non-tax deductible charge for purchased in-process technology which resulted in an increase in the 1995 effective tax rate from 28% to 34%.

The Company benefits from a tax holiday in Singapore which expires in 2001, with a potential extension to August 2004 if certain cumulative investment levels and other conditions are met. During the first quarter of 1993 the Company determined that a portion of the undistributed earnings of its Singaporean manufacturing subsidiary would be reinvested indefinitely. As a result of this determination, no provision for U.S. income tax was made on $335 million, $337 million and $218 million of earnings of this subsidiary during 1996, 1995 and 1994, respectively. These earnings would become subject to U.S. tax if they were actually or deemed to be remitted to the Company as dividends or if the Company should sell its stock in this subsidiary. The Company estimates an additional tax provision of $367 million would be required at such time if the full amount of these accumulated earnings became subject to U.S. tax. The decision to reinvest such earnings indefinitely had the effect of increasing earnings per share by $0.42, $0.43, and $0.28 on a fully diluted basis in 1996, 1995 and 1994, respectively.




                                 C O M P A Q
44

Compaq Computer Corporation

Deferred tax liabilities (assets) at December 31, 1996 and 1995 are comprised of the following:


December 31, In millions                                                   1996     1995
=========================================================================================

Unremitted earnings of foreign subsidiaries                               $ 239    $ 226
Difference arising from different tax and financial reporting year ends               33
Depreciation and property, plant and equipment basis differences             14       18
Unrealized currency gains                                                    15
Other                                                                         2       13
                                                                          ---------------
   Gross deferred tax liabilities                                           270      290
                                                                          ---------------

Post sales support and warranty accruals                                   (149)    (117)
Receivable allowances                                                      (237)     (84)
Stock option compensation                                                   (84)     (56)
Difference arising from different tax and financial reporting year ends     (34)
Intercompany profit eliminations                                            (17)     (29)
Inventory adjustments                                                      (118)     (39)
Loss carryforwards                                                          (45)     (41)
Unrealized currency losses                                                           (10)
Depreciation and property, plant and equipment basis differences            (20)     (17)
Other                                                                       (78)     (45)
                                                                          ---------------
   Gross deferred tax assets                                               (782)    (438)
                                                                          ---------------
Deferred tax asset valuation allowance                                                 7
                                                                          ---------------
                                                                          $(512)   $(141)
                                                                          ===============



NOTE 9 - STOCKHOLDERS' EQUITY AND EMPLOYEE BENEFIT PLANS:

Equity incentive plans - At December 31, 1996, there were 47,638,000 shares of common stock reserved by the Board of Directors for issuance under the Company's employee stock option plans. Options are generally granted at the fair market value of the common stock at the date of grant and generally vest over four to five years. Options granted under the plans must be exercised not later than ten years from the date of grant. Options on 11,504,000, 12,421,000 and 11,494,000 shares were exercisable at December 31, 1996, 1995 and 1994 with a weighted average exercise price of $19.93, $15.89 and $13.02, respectively.

In connection with acquisitions during 1995, the Company assumed certain outstanding options to purchase common stock of the acquired companies and exchanged them for options to acquire 529,000 shares of the Company's common stock at exercise prices of $6.49 to $32.75 per share.



                                 C O M P A Q

Compaq Computer Corporation

The following table summarizes activity under the employee stock option plans for each of the three years in the period ended December 31, 1996:



                                           Shares                      Weighted average
                                        In thousands  Price per share  price per share
========================================================================================

Options outstanding, December 31, 1993        32,743                             $14.02
   Options granted                             5,567   $28.66 - 40.13             37.59
   Options lapsed or cancelled                (1,021)                             15.14
   Options exercised                          (7,901)     .78 - 35.38             12.58
                                             -------
Options outstanding, December 31, 1994        29,388                              18.88
   Options granted                             6,469     6.49 - 55.63             45.81
   Options lapsed or cancelled                (1,116)                             24.25
   Options exercised                          (5,785)     .97 - 40.13             13.60
                                             -------
Options outstanding, December 31, 1995        28,956                              25.76
   Options granted                             7,730    38.63 - 79.63             74.66
   Options lapsed or cancelled                (2,265)                             34.39
   Options exercised                          (6,460)    1.87 - 55.63             17.31
                                             -------
Options outstanding, December 31, 1996        27,961                              40.42
                                             =======



There were 19,678,000, 25,584,000 and 17,802,000 shares available for grants under the plans at December 31, 1996, 1995 and 1994, respectively.

The Company has a Stock Option Plan for Non-Employee Directors (the Director
Plan). At December 31, 1996, there were 1,148,000 shares of common stock reserved for issuance under the Director Plan. Pursuant to the terms of the plan, each non-employee director is entitled to receive options to purchase common stock of the Company upon initial appointment to the Board (initial grants) and upon subsequent reelection to the Board (annual grants). Initial grants are exercisable during the period beginning one year after initial appointment to the Board and ending ten years after the date of grant. Annual grants vest over two years and are exercisable thereafter until the tenth anniversary of the date of grant. Both initial grants and annual grants have an exercise price equal to the fair market value of the Company's stock on the date of grant. Additionally, pursuant to the terms of the Director Plan, non-employee directors may elect to receive stock options in lieu of all or a portion of the annual retainer to be earned. Such options are granted at 50% of the price of the Company's common stock at the date of grant and are exercisable during the period beginning one year after the grant date and ending ten years after the date of grant. Options on 537,000, 458,000 and 359,000 shares were exercisable under the Director Plan at December 31, 1996, 1995 and 1994 with a weighted average exercise price of $22.40, $16.54 and $12.90, respectively. The expense resulting from options granted at 50% of the price of the Company's common stock at the date of grant is charged to operations over the vesting period.



                                 C O M P A Q
46

Compaq Computer Corporation


Activity under the plan for each of the three years in the period ended December 31, 1996 was as follows:


                                           Shares                      Weighted average
                                        In thousands  Price per share  price per share
========================================================================================

OPTIONS OUTSTANDING, DECEMBER 31, 1993           483                             $12.65
   Options granted                               113   $18.12 - 36.25             34.28
   Options exercised                             (93)    2.54 - 20.33             10.45
                                            ---------
OPTIONS OUTSTANDING, DECEMBER 31, 1994           503                              17.90
   Options granted                               126    19.50 - 48.38             39.89
   Options exercised                              (7)    2.54 - 18.12              8.09
                                            ---------
OPTIONS OUTSTANDING, DECEMBER 31, 1995           622                              22.45
   Options granted                               113    23.56 - 47.13             44.68
   Options exercised                             (42)    2.54 - 33.50              5.87
                                            ---------
OPTIONS OUTSTANDING, DECEMBER 31, 1996           693                              27.10
                                            =========



There were 454,000, 568,000 and 694,000 shares available for grants under the plan at December 31, 1996, 1995 and 1994, respectively.

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 1996:


                              Options Outstanding                Options Exercisable
                     ---------------------------------------  -----------------------
                                       Weighted    Weighted                 Weighted
                                       Average      Average                  Average
 Ranges of              Shares        Remaining    Exercise      Shares      Exercise
Exercise Prices      In thousands   Life in Years   Price     In thousands    Price
================================================================================================

$3.95 to 10.00          2,762           3.9       $    8.52      2,731       $ 8.52
10.01 to 20.00          6,517           5.0           14.78      5,282        14.57
20.01 to 30.00          2,720           6.7           23.89      1,494        23.68
30.01 to 40.00          4,069           7.8           38.05      1,537        37.95
40.01 to 50.00          5,167           8.9           48.28        982        48.30
50.01 to 60.00            220           9.1           53.76         15        53.48
60.01 to 70.00          1,529           9.7           63.63
70.01 to 79.63          5,670           9.9           79.51




                                 C O M P A Q

Compaq Computer Corporation


The weighted average fair value at date of grant for options granted during 1996, 1995 and 1994 was $35.16, $24.36 and $19.36 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                1996                  1995                1994
===============================================================================
Expected life                      5                    5                    5
Interest rate                   6.18%                5.63%                7.78%
Volatility                      43.6%                46.8%                46.2%
Dividend yield                     0%                   0%                   0%


Stock based compensation costs would have reduced pretax income by $32.2 million and $4.7 million in 1996 and 1995 ($20.9 million and $3.1 million after tax and $.04 and $.01 per share) if the fair values of the options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Compaq Computer Corporation Investment Plan - The Company has an Investment Plan available to all domestic employees and intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. Employees may contribute to the plan up to 14% of their salary with a yearly maximum not to exceed the maximum allowable by the Internal Revenue Service. The Company will match employee contributions for an amount up to 6% of each employee's base salary. Contributions are invested at the direction of the employee in one or more funds or can be directed to purchase common stock of the Company at fair market value. Company contributions generally vest over three years although Company contributions for those employees having five years of service vest immediately. Company contributions are charged to expense over their vesting period. Amounts charged to expense were $28 million, $22 million and $19 million in 1996, 1995 and 1994, respectively.

Incentive compensation plan - The Company has an incentive compensation plan for the majority of its employees. Provision for payments to be made under the plan is based on 6% of net income from operations, as defined, and is payable semiannually. The amount expensed under the plan was $76 million, $59 million and $51 million in 1996, 1995 and 1994, respectively.




                                 C O M P A Q
48

Compaq Computer Corporation


NOTE 10 - CERTAIN MARKET AND GEOGRAPHIC DATA:

The Company has subsidiaries in various foreign countries that manufacture and sell the Company's products in their respective geographic areas. Summary information with respect to the Company's geographic operations in 1996, 1995 and 1994 follows:


                               United States                  Other
In millions                     and Canada       Europe      countries   Eliminations  Consolidated
===================================================================================================

1996

Sales to customers ..........     $  9,681      $  5,953     $  2,475                    $ 18,109
Intercompany transfers ......        2,091           355        1,665      $ (4,111)
                                 ------------------------------------------------------------------
                                  $ 11,772      $  6,308     $  4,140      $ (4,111)     $ 18,109
                                 ==================================================================
Income from operations ......     $  1,233      $    340     $    323      $      5      $  1,901
                                 ===================================================
Corporate expenses, net .....                                                                 (25)
                                                                                         ----------
Pretax income ...............                                                            $  1,876
                                                                                         ==========
Identifiable assets .........     $  3,253      $  1,924     $  1,382      $    (26)     $  6,533
                                 ===================================================
General corporate assets ....                                                               3,993
                                                                                         ----------
Total assets ................                                                            $ 10,526
                                                                                         ==========

1995

Sales to customers ..........     $  7,255      $  5,370     $  2,130                    $ 14,755
Intercompany transfers ......        1,632           307        1,676      $ (3,615)
                                 ------------------------------------------------------------------
                                  $  8,887      $  5,677     $  3,806      $ (3,615)     $ 14,755
                                 ==================================================================
Income (loss) from operations     $    663      $    672     $    265      $     (8)     $  1,592
                                 ===================================================
Corporate expenses, net (1) .                                                                (404)
                                                                                         ----------
Pretax income ...............                                                            $  1,188
                                                                                         ==========
Identifiable assets .........     $  3,697      $  1,898     $  1,487      $     (9)     $  7,073
                                 ===================================================
General corporate assets ....                                                                 745
                                                                                         ----------
Total assets ................                                                            $  7,818
                                                                                         ==========

1994

Sales to customers ..........     $  5,473      $  3,829     $  1,564                    $ 10,866
Intercompany transfers ......        1,526           175        1,660      $ (3,361)
                                 ------------------------------------------------------------------
                                  $  6,999      $  4,004     $  3,224      $ (3,361)     $ 10,866
                                 ==================================================================
Income (loss) from operations     $    533      $    470     $    292      $     (1)     $  1,294
                                 ===================================================
Corporate expenses, net .....                                                                (122)
                                                                                         ----------
Pretax income ...............                                                            $  1,172
                                                                                         ==========
Identifiable assets .........     $  2,835      $  1,591     $  1,274      $     (5)     $  5,695
                                 ===================================================
General corporate assets ....                                                                 471
                                                                                         ----------
Total assets ................                                                            $  6,166
                                                                                         ==========


(1) Includes a $241 million non-recurring, non-tax deductible charge for purchased in-process technology in connection with acquisitions in 1995.



                                 C O M P A Q

Compaq Computer Corporation


NOTE 11 - COMMITMENTS, CONTINGENCIES, FINANCIAL INSTRUMENTS AND FACTORS THAT MAY AFFECT FUTURE OPERATIONS:

Derivative financial instruments and fair value of financial instruments - The Company utilizes primarily forward contracts and purchased foreign currency options to reduce its exposure to potentially adverse changes in foreign currency exchange rates. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments. Additional discussion related to the Company's programs to reduce its foreign currency exposure is presented in Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company may, from time to time, hedge commitments for inventory purchases and capital expenditures. Any gain or losses, if realized, or costs related to these contracts are recorded as part of inventory or capital items upon acquisition. At December 31, 1996, the Company had no purchased options, yen denominated investments or forward contracts related to these commitments. However, at December 31, 1995, the Company had $26 million in purchased options and $72 million in yen denominated investments related to hedge commitments for inventory purchases.

The Company's program to reduce the currency exposure associated with the net monetary assets of the Company's international subsidiaries includes agreements to exchange various foreign currencies for U.S. dollars. At December 31, 1996 and 1995, such agreements to sell foreign currencies included forward contracts aggregating $1.2 billion and $1.4 billion, respectively. Unrealized and realized gains and losses resulting from these contracts are included in other income and expense in the Company's consolidated statement of income and generally are recognized currently, while the interest element associated with forward contracts is recognized as interest expense over the life of each contract. Unrealized gains and losses on these contracts are reflected in accounts receivable or other current liabilities in the Company's consolidated balance sheet and approximate the fair value of such contracts at December 31, 1996 and 1995. The maturity dates of the forward contracts which were outstanding at December 31, 1996 extended from two days to five months.

The Company has utilized purchased currency option contracts to hedge a portion of the anticipated but not firmly committed sales of its international marketing subsidiaries. Although no such contracts were outstanding at December 31, 1996, contracts aggregating $253 million were outstanding at December 31, 1995 related to the hedge of such sales for a six-month period. The unrealized gain deferred on these contracts at December 31, 1995 was $2 million. In addition, the Company has utilized forward contracts to protect the Company against potentially adverse changes in foreign currency exchange rates on anticipated but not firmly committed sales of its international marketing subsidiaries which are expected to occur within a three-month period. Gains, losses and premium costs associated with such purchased currency option contracts and forward contracts are reflected as a component of sales in the Company's consolidated statement of income.



                                 C O M P A Q
50

Compaq Computer Corporation


In the event of a failure to honor one of these forward contracts by one of the banks with which the Company had contracted, management believes any loss would be limited to the exchange rate differential from the time the contract was made until the time it was compensated. To the extent the Company has option contracts outstanding, the amount of any loss resulting from a breach of contract would be limited to the amount of premiums paid for the options and the unrealized gain, if any, related to such contracts.

The Company enters into various other types of financial instruments in the normal course of business. Fair values for certain financial instruments are based on quoted market prices. For other financial instruments, fair values are based on the appropriate pricing models using current market information. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities reflected in the December 31, 1996 and 1995 consolidated balance sheets approximate carrying value at these dates. The fair value of the Company's long-term debt at December 31, 1996 and 1995 was estimated to be $302 million and $312 million, respectively, compared with its carrying value of $300 million.

Concentration of credit risk - The Company's cash, cash equivalents, short-term investments and accounts receivable are subject to potential credit risk. The Company's cash management and investment policies restrict investments to low risk, highly-liquid securities and the Company performs periodic evaluations of the relative credit standing of the financial institutions with which it deals.

The Company distributes products primarily through third-party resellers and as a result maintains individually significant accounts receivable balances from various major resellers. If the financial condition and operations of these resellers deteriorate, the Company's operating results could be adversely affected. At December 31, 1996 the receivable balances from the Company's five largest resellers represented approximately 25% of accounts receivable. The Company generally has experienced longer accounts receivable cycles in its emerging markets, in particular China and Latin America, when compared to its U.S. and European markets. In the event that accounts receivable cycles in these developing markets lengthen further or one or more of the Company's larger resellers in these regions fail, the Company could be adversely affected.

Certain of the Company's resellers finance a portion of their inventories through third-party finance companies. Under the terms of the financing arrangements, the Company may be required, in limited circumstances, to repurchase certain products from the finance companies. Additionally, the Company has on occasion guaranteed a portion of certain resellers' outstanding balances with third-party finance companies and financial institutions. Guarantees under these and other arrangements aggregating $40 million and $55 million were outstanding at December 31, 1996 and 1995, respectively.



                                 C O M P A Q

Compaq Computer Corporation


Factors that may affect future operations - The Company participates in a highly volatile industry that is characterized by fierce industry-wide competition for market share resulting in aggressive pricing practices, continually changing customer demand patterns, growing competition from well-capitalized high technology and consumer electronics companies, and rapid technological development. The Company's operating results could be adversely affected should the Company be unable to anticipate customer demand accurately, to maintain short design cycles while meeting evolving industry performance standards, to manage its product transitions, inventory levels and manufacturing processes efficiently, to distribute its products quickly in response to customer demand, to differentiate its products from those of its competitors or to compete successfully in the markets for its new products.

Significant numbers of components are purchased from single sources due to technology, availability, price, quality or other considerations. Key components and processes currently obtained from single sources include certain of the Company's displays, microprocessors, application specific integrated circuits and other custom chips, and certain processes relating to construction of the plastic housing for the Company's computers. In addition, new products introduced by the Company often initially utilize custom components obtained from only one source until the Company has evaluated whether there is a need for additional suppliers. In the event that a supply of a key single-sourced material process or component were delayed or curtailed, the Company's ability to ship the related product in desired quantities and in a timely manner could be adversely affected. The Company attempts to mitigate these risks by working closely with key suppliers on product plans, strategic inventories and coordinated product introductions.

Litigation - The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

Lease commitments - The Company leases certain manufacturing and office facilities and equipment under noncancelable operating leases with terms from one to 30 years. Rent expense for 1996, 1995 and 1994 was $81 million, $75 million and $48 million, respectively.

The Company's minimum rental commitments under noncancelable operating leases at December 31, 1996, were $54 million in 1997, $41 million in 1998, $27 million in 1999, $21 million in 2000, $21 million in 2001 and $211 million thereafter.



                                 C O M P A Q
52

Compaq Computer Corporation


SELECTED QUARTERLY UNAUDITED FINANCIAL DATA (NOT COVERED BY REPORT OF INDEPENDENT ACCOUNTANTS):

The table below sets forth selected unaudited financial information for each quarter of the last two years.


                                            1st      2nd      3rd      4th
In millions, except per share amounts     quarter  quarter  quarter  quarter
=============================================================================

1996

Sales                                     $4,205   $4,001   $4,481   $5,422
Gross margin                                 885      921    1,067    1,323
Net income                                   234      267      350      462
Earnings per common and
  common equivalent share
     Primary                                0.85     0.97     1.26     1.64
     Assuming full dilution                 0.85     0.96     1.25     1.64

1995

Sales                                     $2,959   $3,501   $3,594   $4,701
Gross margin                                 724      826      819    1,019
Net income (1)                               216      246      245       82
Earnings per common and
  common equivalent share
    Primary (1)                             0.80     0.90     0.89     0.30
    Assuming full dilution                  0.80     0.90     0.89     0.30



(1) Includes a $241 million ($.87 per share) non-recurring, non-tax deductible charge for purchased in-process technology in connection with acquisitions in the fourth quarter of 1995.

    Earnings per common and common equivalent share are computed independently for each of the quarters presented and therefore may not sum to the totals for the year.



DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



                                 C O M P A Q

Compaq Computer Corporation


REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Compaq Computer Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Compaq Computer Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE, LLP

Houston, Texas
January 21, 1997



                                 C O M P A Q
                                                                            54

Compaq Computer Corporation


MARKET FOR COMMON STOCK


The Company's common stock is listed on the New York Stock Exchange and trades under the symbol CPQ. The following table presents the high and low sale prices for the Company's common stock for each quarter of 1996 and 1995, as reported by Dow Jones Historical Stock Quote.


                                 1996                           1995
===============================================================================

                         High             Low             High           Low
                     ---------------------------     --------------------------
1st Quarter          $   54.00       $   35.88       $   44.38       $   31.75
2nd Quarter              50.38           36.75           46.25           30.38
3rd Quarter              66.38           40.50           54.75           42.75
4th Quarter              87.13           63.63           56.75           42.75


HOLDERS OF RECORD
At January 31, 1997, there were 8,676 holders of record of the Company's common stock.

DIVIDENDS
The Company has never paid cash dividends on its common stock.






                                 C O M P A Q
56